Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
FINAL DIVIDEND FOR 2009 — ELECTION FOR STERLING DIVIDEND
London, 8 February 2010 - Randgold Resources Limited has declared an annual dividend for the year ended 31 December 2009 of US$0.17 per share. The dividend payment will be made on 18 March 2010 to shareholders on the register on 26 February 2010. The ex-dividend date will be 24 February 2010.
The United States dollar is the Company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by completing a sterling election form which is available on the Company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries, to be received by Thursday, 25 February 2010, or by contacting Computershare Investor Services (Jersey) Limited (Tel: +44 1534 825230).
In addition, shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the Company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries, to be received by Thursday, 25 February 2010.
The exchange rate for payment to those who have elected to receive their dividends in sterling will be set on 2 March 2010.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 779 775 2288	+44 779 614 4438	+44 20 7555 7738
+44 788 071 1386	+44 1534 735 333	+27 (0) 83 266 5847
Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
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